Bentzinger, Elisabeth

From:	Brungardt, Donna <Donna.Brungardt@janus.com>
Sent:	Tuesday, January 27, 2015 2:44 PM
To:	Bentzinger, Elisabeth
Cc:	Grauerholz, Stephanie; Clarke-Pearson, Mary; Noyes, Rick
Subject:	Fees and Expenses Tables ~ PEA 71
Attachments:	Global Unconstrained Bond Portfolio_IS Fees and Expenses.pdf; Global Unconstrained Bond Portfolio_SS Fees and Expenses.pdf

Importance: High

Per our discussion during the receipt of SEC staff comments on Friday, December 19, 2014, related to Post-Effective Amendment 71, attached are the Fees and Expenses tables for the Institutional Shares and Services Shares prospectuses included in that filing.

Donna Brungardt
Legal Department
Janus Capital Management LLC
303-336-5422 (direct phone)
303-394-7714 (fax)
donna.brungardt@janus.com<mailto:donna.brungardt@janus.com> (email)